

13010654

SEC
Mail Processing
Section

FEB 2 6 2013

Washington DC
402

STATES
~~SECURITIES~~ EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chickasaw Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 Poplar Avenue, Suite 402
_____
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazee Ivy Davis, PLC
_____
(Name – *if individual, state last, first, middle name*)

5100 Poplar Avenue, Suite 1400	Memphis	TN	38137
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _Geoffrey P. Mavar_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Chickasaw Securities, LLC_ , as of _December 31_ , 20 _12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

X _____
                        Signature

FIN-OP
_____
Title

_____
Notary Public

My Commission Expires:
November 2, 2013

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



The Member
Chickasaw Securities, LLC
Memphis, Tennessee

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Chickasaw Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chickasaw Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Chickasaw Securities, LLC's management is responsible for Chickasaw Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, the general ledger, and the check stub noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting exceptions as described in the attached schedule of findings.

3. Compared any adjustments reported in Form SIPC-7 with amounts in the general ledger and spreadsheet calculations noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the spreadsheet calculations supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frazee & my Davis PLC

February 9, 2013

Chickasaw Securities, LLC
Form SIPC-7 Agreed-Upon Procedures - Findings
For the Year Ended December 31, 2012

Procedure: Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting the following exception:

Deductions per the audited financial statements - Commission, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	$	46,420
Deductions per Form SIPC-7		40,273
Difference		6,147
Assessment rate		0.0025
General assessment overpaid	$	15

Response by Chickasaw Securities, LLC:

Amended Form SIPC-7 was prepared and filed on January 31, 2013.

Chickasaw Securities, LLC

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Financial Statements and Schedules

December 31, 2012

(With Independent Auditor's Report Thereon)



FRAZEE IVY DAVIS

Chickasaw Securities, LLC
(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Financial Statements and Schedules

December 31, 2012

(With Independent Auditor's Report Thereon)

Chickasaw Securities, LLC
(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)



Independent Auditor's Report

The Member
Chickasaw Securities, LLC
Memphis, Tennessee

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Chickasaw Securities, LLC, a wholly-owned subsidiary of Chickasaw Capital Management, LLC, (the "Company") as of December 31, 2012 and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chickasaw Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 Under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Frazee Sug Davis PLC

February 11, 2013

ASSETS

Cash and cash equivalents	$	128,070
Receivable from clearing organization		78,621
Total assets	$	206,691

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	1,120
Payable to affiliate		60,672
		61,792
Member's equity		144,899
Total liabilities and member's equity	$	206,691

Statement of Operations   _For the Year Ended December 31, 2012_

Revenues		
Commissions and trading gains	$	458,768
Interest and dividend income		33
		458,801
Expenses		
Brokerage and clearing costs		74,261
Professional fees		9,950
Service fee		287,542
Registered representative bonus		34,500
Other selling, general and administrative expenses		57,553
		463,806
Net loss	$	(5,005)

Member's equity at December 31, 2011	$	149,904
Net loss		(5,005)
Member's equity at December 31, 2012	$	144,899

Statement of Changes in Liabilities Subordinated
To Claims of Creditors   *For the Year Ended December 31, 2012*

Subordinated borrowings at December 31, 2011	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2012	$ -

Statement of Cash Flows   *For the Year Ended December 31, 2012*

Cash flows from operating activities
  Net loss $ (5,005)
  Adjustments to reconcile net loss to net cash
    used in operations
  Changes in operating assets and liabilities
    Receivable from clearing organization   (6,062)
    Accounts payable   1,120
    Payable to affiliate   (2,519)

    Net cash used in operating activities   (12,466)

Cash and cash equivalents at beginning of year   140,536

Cash and cash equivalents at end of year $ 128,070

Supplemental Cash Flow Information

Cash paid for interest $ -

Note 1 – Organization and Nature of Business

Chickasaw Securities, LLC (the "Company") is a limited liability company formed on October 1, 2003 under Delaware law. The Company is a fully disclosed broker-dealer of investment securities with operations beginning on March 1, 2004. Primarily, the Company is a retail broker, and serves clients in a multi-state area. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Chickasaw Capital Management, LLC.

Note 2 – Summary of Significant Accounting Policies

Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $50,000 as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the rule. At December 31, 2012, the Company had net capital of $140,890 after all required deductions and a ratio of aggregate indebtedness to net capital of 0.44 to 1 at December 31, 2012.

Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with J.P. Morgan Clearing Corp. (J.P. Morgan), a member of the New York Stock Exchange. The Company's commissions are collected by J.P. Morgan, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash Equivalents

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

Deposits with Clearing Organization

Included in cash and cash equivalents is a special deposit account that J.P. Morgan requires the Company to maintain on deposit with a minimum of $100,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account. At December 31, 2012, the balance in this special deposit account amounted to $114,593.

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal partnership return of income of Chickasaw Capital Management, LLC, and is not subject, as an entity, to the payment of federal income taxes. The Company does file a separate Tennessee Franchise and Excise Tax Return and is subject to Tennessee franchise and excise taxes.

The Company recognizes the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (2009 – 2011), or expected to be taken in the Company's 2012 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and Tennessee State; however the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through February 11, 2013, the date the financial statements were available to be issued.

Note 3 – Related Party Transactions

The Company has a service agreement with its parent, Chickasaw Capital Management, LLC (CCM), whereby CCM provides administrative, office and management services for the Company. In exchange for these services, the Company pays a monthly service fee of $1,000 to CCM plus 90% of the monthly net operating income of the Company as defined by the agreement.

Service fee expense for the year ended December 31, 2012 amounted to $287,542. In addition, the amount due to CCM at December 31, 2012 for the December service fee amounted to $60,672.

The members of CCM received $34,500 in registered representative bonuses from the Company during the year ended December 31, 2012.

For the year ended December 31, 2012, the Company earned $15,892 in commission income from CCM Income Fund, LP, a company under common ownership and management.

Note 4 – Current Vulnerability due to Certain Concentrations

The Company operates in a heavily regulated environment. The operations of the Company are subject to the administrative directives, rules and regulations of federal, state and other regulatory agencies. Such administrative directives, rules and regulations are subject to varying interpretations. Additionally, these administrative directives, rules and regulations are subject to change by an act of congress or an administrative change mandated by the agencies.

Computation of Net Capital Under Rule 15(c)3-1(a)(1)
Under the Securities Exchange Act of 1934   *December 31, 2012*

Total capital per financial statements	$	144,899
Deductions:		
Nonallowable assets:		
Fidelity bond deducible in excess of $6,000		(4,000)
Net capital before haircuts		140,899
Haircuts		(9)
Net capital	$	140,890

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$	61,792
Net capital requirement	$	50,000
Net capital in excess of minimum requirement	$	90,890
Aggregate indebtedness to net capital		0.44 to 1

Reconciliation of Net Capital Computation   *December 31, 2012*

Net capital as reported on unaudited FOCUS report at December 31	$	140,890
Audit adjustments to increase (decrease) net capital None		-
Net capital - audited	$	140,890



Independent Auditor's Report on Internal Accounting Control of a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Chickasaw Securities, LLC

In planning and performing our audit of the financial statements of Chickasaw Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazee Amy Davis PLC

February 11, 2013